UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 5)

                       DATARAM CORPORATION
                         (Name of Issuer)

                   Common Stock, $1.00 Par Value
                   (Title of Class of Securities)

                          238-108-20-3
                         (CUSIP Number)

                       Robert V. Tarantino
                            Route 571
                          P.O. Box 7528
                    Princeton, NJ  08543-7528
                          (609) 799-0071
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                         April 13, 2007
     (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]





                           SCHEDULE 13D

CUSIP No.   238-108-20-3

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                     Robert V. Tarantino

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
     (SEE INSTRUCTIONS)
                                                        (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS                                         PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION          United States

__________________
                  |    7.   SOLE VOTING POWER            985,349
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER           17,100
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       985,349
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER       17,100


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                1,002,449


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (See Instructions)             [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   11.2%


14.  TYPE OF REPORTING PERSON (See Instructions)            IN



Item 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D is filed with respect to Dataram Corporation (the "Issuer"), which has its principal exec-cutive executive offices at Route 571, P.O. Box 7528, Princeton, NJ 08543-7528, telephone number (609) 799-0071. This Statement relates to the Issuer's common stock, $1.00 par value (the "Common Stock").


Item 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by Robert V. Tarantino, the
Chairman of the Board, President and Chief Executive Officer of the Issuer, who has his principal business address at the address of the Issuer.

          Mr. Tarantino has not during the last five (5) years been convicted in a criminal proceeding of any offense (excluding traffic violations or similar misdemeanors), nor was he during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Tarantino is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not Applicable.

Item 4.   PURPOSE OF TRANSACTION.

          This Item is amended to add:

          "On November 19, 1997, Mr. Tarantino was granted options to purchase 300,000 shares of the Common Stock at an exercise price (equal to the closing price of the Common Stock on the date of grant) of $2.8125 a share. These options were scheduled to expire on November 19, 2007. Of these options 177,000 options are Incentive Stock Options and 123,000 are Non Statutory Stock Options.

          Mr. Tarantino has given an instruction to a broker, in accordance with Rule 10b5-1, to sell at its discretion up to 123,000 shares of Common Stock, subject to the volume limitations of Rule 144, but prior to November 19, 2007. Coincident with each of these sales, Mr. Tarantino has exercised, and intends to exercise in the future, an equal number stock options on the date of each sale. A portion of the proceeds of sale will be applied by Mr. Tarantino to the payment of taxes which will result from these exercises. As of April 13, 2007, 50,351 shares had been sold pursuant to this instruction and 72,649 remain to be sold."



Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          This Item is amended to add:

          "At March 1, 2007: (1) Mr. Tarantino owns 369,901 shares of Common Stock directly; (2) Mr. Tarantino owns approximately 307,999 shares through his account with the Company's 401(k) Plan; (3) his wife owns 17,100 shares; and (4) he holds options to purchase 322,449 shares of which options to purchase 307,449 shares are presently exercisable and considered, pursuant to Rule 13d-3, to be beneficially owned. Mr. Tarantino may be regarded as sole beneficial owner of all of the above shares, except the shares owned by his wife, as to which his beneficial ownership is shared. Options to purchase 3,000 shares of Common Stock become exercisable on September 17, 2007 and options to purchase 12,000 shares of Common Stock become exercisable on September 13, 2007.

                      Beneficial Ownership
                      ____________________

                     Sole       %  Shared     %     Total      %
                   _______   ____  ______   ___  _________  ____

Robert Tarantino   985,349   11.0  17,100   0.2  1,002,449  11.2


On April 13, 2007 8,660,898 shares of Common Stock were outstanding.

          Mr. Tarantino has had no transactions in the Common Stock in the last sixty (60) days except for the sale of 50,371 shares and the corresponding exercise of 50,371 options identified above, which sales and exercises have been previously reported on Form 4's filed with the Securities and Exchange Commission and which Form 4's are incorporated herein by reference."

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.





Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: April 13, 2007                ROBERT V. TARANTINO
                                   ______________________
                                    Robert V. Tarantino


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)